

December 15, 2010

Mr. James S. Kuo, M.D., M.B.A
President and Chief Executive Officer
Adeona Pharmaceuticals, Inc.
3930 Varsity Drive
Ann Arbor, MI 48108

> **Re: Adeona Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Interim Period Ended June 30, 2010**
> **File No. 001-12584**

Dear Mr. Kuo:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2009

Intellectual Property, page 8

1. Please confirm that in future filings you will include:
    - The duration of each agreement and a discussion of the termination provisions;
    - The date of expiration of the licenses under each agreement;
    - The amount of the annual maintenance fees you pay under the Thomas Jefferson University and the 2005 University of California license agreements; and
    - The aggregate milestone payments under the 2008 University of California license agreement; and
    - The royalty rates you have agreed to pay under each agreement on net sales of products covered by licensed patents.

Legal Proceedings, page 28

2. Please tell us the amount in dispute under the legal action for past consulting services filed in 2009.

Notes to the Consolidated Financial Statements, page 43

Note 2. Acquisition of Hart Lab, LLC, page 45

3. Please provide us draft disclosure for future filings showing the amounts recognized at the acquisition date for each major class of assets acquired and liabilities assumed in accordance with ASC 805-20-50-1c *Business Combinations, Identifiable Assets and Liabilities, and any Noncontrolling Interest*. Depending on the nature of assets and liabilities acquired, please ensure your draft disclosure complies with all requirements in ASC 805-20-50-1.

Directors, Executive Officers, Promoters and Corporate Governance, page 62

4. Please provide draft disclosure for future filings which discusses the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director for the registrant.

Certain Relationships and Related Transactions and Director Independence, page 68

5. Please provide draft disclosure for future filings that discusses your policies and procedures for reviewing and approving the related party transactions that you disclose, as required by Item 404(b) of Regulation S-K.

Signatures, page 74

6. Please amend your filing to include the signature of your Principal Accounting Officer or Controller or, alternatively, please tell us if one of the persons already signing the Form 10-K was acting in that capacity and confirm that you will identify that person as such in future filings.

Form 10-Q for the Interim Period Ended June 30, 2010

Note 2. Basis of Presentation

Revenue Recognition, page 7

7. Please tell us why it is appropriate to immediately recognize the entire $2.125 million up-front payment received from Meda AB of Sweden (Meda) in the quarter ended June 30, 2010. Also, tell us what continuing involvement or obligations you have to Meda in accordance with your Sublicense Agreement and how your accounting for each of the deliverables in this agreement is in accordance with ASC 605-10 *Revenue Recognition.*

8. Please provide us draft disclosure for future filings of your revenue recognition policy to specifically disclose your accounting policy for each deliverable included in your license agreements, including up-front fees, milestone payments, and royalties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Melissa N. Rocha, Branch Chief at (202) 551-3854 if you have questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney at (202) 551-3674 or Dan Greenspan, Special Counsel at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant